Exhibit 99.1

Therapix Biosciences Announces Receipt of Nasdaq Notification Regarding Minimum Stockholders' Equity Non-Compliance

TEL AVIV, Israel, May 23, 2019 /PRNewswire/ -- Therapix Biosciences Ltd. ("Therapix" or the "Company") (Nasdaq: TRPX), a specialty, clinical-stage pharmaceutical company focusing on the development of cannabinoid-based treatments, announced today that it received a written notification from the Listing Qualifications Department of The Nasdaq Capital Market ("Nasdaq") notifying the Company that Nasdaq has determined that Therapix's stockholders' equity does not comply with the minimum $2,500,000 stockholders' equity requirement for continued listing on The Nasdaq Capital Market, as set forth in Nasdaq Listing Rule 5550(b)(1).

The Nasdaq notification does not affect the listing of the Company's American Depositary Shares at this time. The notification provides the company has until July 5, 2019, or 45 calendar days from the date of the notification, to submit to Nasdaq a plan to regain compliance with Nasdaq Listing Rule 5550(b)(1). The Company currently anticipates timely submitting such a plan to Nasdaq. If the plan is accepted, Nasdaq may grant an extension of up to 180 calendar days from the date of the notification for the Company to provide evidence of compliance. If the plan is not accepted or the Company is not granted an extension, Nasdaq staff could provide notice that the Company's American Depositary Shares will become subject to delisting. In such event the Company may appeal the decision to reject its proposed compliance plan or any delisting determination to a Nasdaq Hearings Panel.

About Therapix Biosciences (Nasdaq: TRPX):

Therapix Biosciences Ltd. is a specialty clinical-stage pharmaceutical company led by an experienced team of Senior Executives and Scientists. Its focus is creating and enhancing a portfolio of technologies and assets based on cannabinoid products. With this focus, the company is currently engaged in the following drug development programs based on Tetrahydrocannabinol (THC): THX-110 platform for the treatment of Tourette syndrome (TS), for the treatment of Obstructive Sleep Apnea (OSA), and the treatment of Pain; THX-150 for the treatment of infectious diseases; and THX-160 for the treatment of pain. Please visit our website for more information at www.therapixbio.com, the content of which is not a part of this press release.

Forward Looking Statements:

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, the Company is using forward-looking statements when it discusses submission of a plan to regain compliance with Nasdaq, or whether such plan will be accepted.  Because such statements deal with future events and are based on the Company's current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of the Company could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading "Risk Factors" the Company's Annual Report on Form 20-F filed with the SEC on May 15, 2019 and in subsequent filings with the SEC. Except as otherwise required by law, the Company disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Investor Contact:
Oz Adler, CFO
IR@therapixbio.com
Tel: +972-3-6167055
info@therapixbio.com